Exhibit 99.1

Sapiens to Enrich Digital Engagement Platform Through

Partnership with EasySend

EasySend’s Digital Transaction Management Platform (DTM) will integrate with the Sapiens

Digital Engagement Suite and will enable insurers to rapidly transform forms and documents into a customer-driven digital experience on any PC, tablet, or mobile device

Holon, Israel – April 23, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has entered into a partnership with EasySend, an insurtech company offering a SaaS-based Digital Transaction Management (DTM) platform for smart and digital forms.

EasySend’s DTM will integrate with the Sapiens Digital Engagement Suite across Sapiens’ Life, Pension and Annuities and Property and Casualty/General Insurance platforms and will enable insurers to rapidly transform forms and documents into a customer-driven, digital experience that can be used via multiple channels and devices. The platform fully integrates with third-party applications and any hosting architecture, to automate most insurer interactions with customers. Companies can receive and send digital forms on any PC, tablet or mobile device, on- and off-line.

The digitalization of the customer journey is enabled by EasySend’s rapid and seamless conversion of any existing form (PDF, or other format) into a customizable digital business process (Android, iOS, Windows, or other Internet browser).

“Sapiens was impressed by EasySend’s success in implementing its solution for a variety of financial institutions and we are confident of the added value we can provide to our insurance and financial customers using the DTM technology,” said Alex Zukerman, head of corporate product strategy, Sapiens. “This partnership reflects the importance of working within the insurtech ecosystem and leveraging innovative technologies into Sapiens’ digital offering.”

Added Zukerman: “This partnership will help our customers eliminate paper forms and PDFs, automate their engagement processes and enhance their straight-through processing, so they can offer a fully seamless and digital customer experience.”

“We are pleased to partner with Sapiens to help insurers take full advantage of digitalization,” said Tal Daskal, CEO, EasySend. “Customer satisfaction is key and trying to manage it with antiquated ‘paper-and-pen’ forms is a slow, error-prone strategy. Traditionally, organizations needed to help customers understand their forms, see if the forms were filled out correctly, feed the information from the form into the CRM system, and take help desk calls about the forms’ status. This process causes needless customer frustration and uses precious manpower that could be used for more important tasks.”

About EasySend

EasySend is the Workflow Content Automation (WCA) expert, aiming at rebuilding the customer experience. Our cloud-based platform will convert any existing form into a digital process (Android, iOS, or browser). With EasySend, organizations are able to: present customer forms with a modern and simple interface, for both mobile and desktop; receive and process customer forms easily; automatically update information from the forms into the CRM system; and more. EasySend’s smart-form system simplifies and improves customers’ fill-and-sign process via an intuitive interface. For more information: www.linkedin.com/company/easysend.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com